UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ________________________________
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
 _______________________________
Bravo Brio Restaurant Group, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
________________________________

Common Shares, no par value per share
(Title of Class of Securities)
________________________________

10567B109
(CUSIP Number of Class of Securities)
________________________________

James J. O'Connor
Chief Financial Officer, Secretary and Treasurer
Bravo Brio Restaurant Group, Inc.
777 Goodale Boulevard, Suite 100
Columbus, Ohio 43212
(614) 326-7944
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Carmen J. Romano, Esq.
Derick S. Kauffman, Esq.
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, Pennsylvania 19104-2802
(215) 994-4000
________________________________

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$50,000,000	$5,810

(1)
Calculated solely for purposes of determining the filing fee. This amount is based on the offer to purchase up to $50,000,000 in value of common shares, no par value per share, of Bravo Brio Restaurant Group, Inc. at a price not greater than $14.50 per share and not less than $12.50 per share.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for Fiscal Year 2015, equals $116.20 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing related solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d)(Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Bravo Brio Restaurant Group, Inc., an Ohio corporation (the “Company”), to purchase for cash up to $50 million in value of its common shares, no par value per share (the “Shares”), at a price of not less than $12.50 nor greater than $14.50 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated November 12, 2014 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, as more particularly set forth below.

Item 1. Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is Bravo Brio Restaurant Group, Inc., an Ohio corporation. The address and telephone number of the issuer’s principal executive offices are 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212, (614) 326-7944.

(b) The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under the heading “Section 8 - Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) The name of the filing person is Bravo Brio Restaurant Group, Inc., an Ohio corporation. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Purchase under the heading “Section 11 - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Summary Term Sheet”;

•	“Introduction”;

•	“Section 1 - Number of Shares; Purchase Price; Proration”;

•	“Section 2 - Purpose of the Offer; Certain Effects of the Offer”;

•	“Section 3 - Procedures for Tendering Shares”;

•	“Section 4 - Withdrawal Rights”;

•	“Section 5 - Purchase of Shares and Payment of Purchase Price”;

•	“Section 6 - Conditional Tender of Shares”;

•	“Section 7 - Conditions of the Offer”;

•	“Section 9 - Source and Amount of Funds”;

•	“Section 11 - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”;

•	“Section 13 - Material U.S. Federal Income Tax Consequences”; and

•	“Section 14 - Extension of the Offer; Termination; Amendment.”
(b) The information set forth in the Offer to Purchase under the heading “Section 11 - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the heading “Section 11 - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 - Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the heading “Section 2 - Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under the headings “Section 2 - Purpose of the Offer; Certain Effects of the Offer” and “Section 11 - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Purchase under the heading “Section 9 - Source and Amount of Funds” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the heading “Section 9 - Source and Amount of Funds” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under the heading “Section 9 - Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under the heading “Section 11 - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the heading “Section 11 - Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the heading “Section 15 - Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)-(b) Not applicable.

Item 11. Additional Information.

(a) The information set forth in the Offer to Purchase under the headings “Section 2 - Purpose of the Offer; Certain Effects of the Offer,” “Section 10 - Certain Information Concerning the Company,” “Section 11 - Interests of Directors and

Executive Officers; Transactions and Arrangements Concerning the Shares” and “Section 12 - Legal Matters; Regulatory Approvals” is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information provided in the Schedule TO, including information provided through the Offer to Purchase, to the extent required by Rule 13e-4(d)(2). To the Company’s knowledge, no material legal proceedings relating to the Offer are pending.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 12, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders, dated November 12, 2014.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders, dated November 12, 2014.

(a)(5)(A)
Press release issued by Bravo Brio Restaurant Group, Inc. on November 6, 2014 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed with the Securities and Exchange Commission on November 6, 2014).

(a)(5)(B)
Disclosure from the Quarterly Report on Form 10-Q filed by Bravo Brio Restaurant Group, Inc. on November 7, 2014 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed with the Securities and Exchange Commission on November 7, 2014).

(a)(5)(C)
Press release issued by Bravo Brio Restaurant Group, Inc. on November 12, 2014 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed with the Securities and Exchange Commission on November 12, 2014).

(b)
Credit Agreement, dated as of November 5, 2014, among Bravo Brio Restaurant Group, Inc., as borrower, each of the domestic subsidiaries of the borrower from time to time party thereto, as guarantors, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, KeyBank National Association, as documentation agent, and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and KeyBanc Capital Markets Inc., as joint lead arrangers and joint bookrunners.

(d)(1)
Employment Agreement, effective February 25, 2014, by and between Bravo Brio Restaurant Group, Inc. and Saed Mohseni (incorporated by reference from Exhibit 10.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2014).

(d)(2)
Employment Agreement, dated as of October 26, 2010, by and between Bravo Brio Restaurant Group, Inc. and James J. O’Connor (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2010).

(d)(3)
Bravo Development, Inc. 2006 Stock Option Plan (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form S-1 (Registration No. 333-167951) filed with the Securities and Exchange Commission on July 2, 2010).

Exhibit Number	Description
(d)(4)
Amendment No. 1 to the Bravo Development, Inc. 2006 Stock Option Plan (incorporated by reference from Exhibit 10.11 to Amendment No. 3 to the Registration Statement on Form S-1 (Registration No. 333-167951) filed with the Securities and Exchange Commission on October 7, 2010).

(d)(5)
Form of Option Award Letter under the Bravo Development, Inc. 2006 Stock Option Plan (incorporated by reference from Exhibit 10.12 to the Registration Statement on Form S-1 (Registration No. 333-167951) filed with the Securities and Exchange Commission on July 2, 2010).

(d)(6)
Bravo Brio Restaurant Group, Inc. Stock Incentive Plan (incorporated by reference from Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2011).

(d)(7)
Form of Non-Qualified Option Award Letter under the Bravo Brio Restaurant Group, Inc. Stock Incentive Plan (incorporated by reference from Exhibit 10.14 to Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-167951) filed with the Securities and Exchange Commission on October 8, 2010).

(d)(8)
Form of Restricted Stock Award Letter under the Bravo Brio Restaurant Group, Inc. Stock Incentive Plan (incorporated by reference from Exhibit 10.15 to Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-167951) filed with the Securities and Exchange Commission on October 8, 2010).

(d)(9)
Form of Indemnification Agreement for certain officers and directors (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2013).

(d)(10)
Employment Agreement, dated as of August 1, 2013, by and between Bravo Brio Restaurant Group, Inc. and Brian T. O'Malley (incorporated by reference from Exhibit 10.1 to the Current Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2013).

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bravo Brio Restaurant Group, Inc.

November 12, 2014	By:	/s/ James J. O’Connor
	Name:	James J. O’Connor
	Title:	Chief Financial Officer, Treasurer and Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 12, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders, dated November 12, 2014.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominee Shareholders, dated November 12, 2014.

(a)(5)(A)
Press release issued by Bravo Brio Restaurant Group, Inc. on November 6, 2014 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed with the Securities and Exchange Commission on November 6, 2014).

(a)(5)(B)
Disclosure from the Quarterly Report on Form 10-Q filed by Bravo Brio Restaurant Group, Inc. on November 7, 2014 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed with the Securities and Exchange Commission on November 7, 2014).

(a)(5)(C)
Press release issued by Bravo Brio Restaurant Group, Inc. on November 12, 2014 (incorporated by reference from Exhibit 99.1 to the Schedule TO-C filed with the Securities and Exchange Commission on November 12, 2014).

(b)
Credit Agreement, dated as of November 5, 2014, among Bravo Brio Restaurant Group, Inc., as borrower, each of the domestic subsidiaries of the borrower from time to time party thereto, as guarantors, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, Bank of America, N.A., as syndication agent, KeyBank National Association, as documentation agent, and Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and KeyBanc Capital Markets Inc., as joint lead arrangers and joint bookrunners.

(d)(1)
Employment Agreement, effective February 25, 2014, by and between Bravo Brio Restaurant Group, Inc. and Saed Mohseni (incorporated by reference from Exhibit 10.1 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2014).

(d)(2)
Employment Agreement, dated as of October 26, 2010, by and between Bravo Brio Restaurant Group, Inc. and James J. O’Connor (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2010).

(d)(3)
Bravo Development, Inc. 2006 Stock Option Plan (incorporated by reference from Exhibit 10.11 to the Registration Statement on Form S-1 (Registration No. 333-167951) filed with the Securities and Exchange Commission on July 2, 2010).

(d)(4)
Amendment No. 1 to the Bravo Development, Inc. 2006 Stock Option Plan (incorporated by reference from Exhibit 10.11 to Amendment No. 3 to the Registration Statement on Form S-1 (Registration No. 333-167951) filed with the Securities and Exchange Commission on October 7, 2010).

(d)(5)
Form of Option Award Letter under the Bravo Development, Inc. 2006 Stock Option Plan (incorporated by reference from Exhibit 10.12 to the Registration Statement on Form S-1 (Registration No. 333-167951) filed with the Securities and Exchange Commission on July 2, 2010).

Exhibit Number	Description

(d)(6)
Bravo Brio Restaurant Group, Inc. Stock Incentive Plan (incorporated by reference from Exhibit 10.9 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 17, 2011).

(d)(7)
Form of Non-Qualified Option Award Letter under the Bravo Brio Restaurant Group, Inc. Stock Incentive Plan (incorporated by reference from Exhibit 10.14 to Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-167951) filed with the Securities and Exchange Commission on October 8, 2010).

(d)(8)
Form of Restricted Stock Award Letter under the Bravo Brio Restaurant Group, Inc. Stock Incentive Plan (incorporated by reference from Exhibit 10.15 to Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-167951) filed with the Securities and Exchange Commission on October 8, 2010).

(d)(9)
Form of Indemnification Agreement for certain officers and directors (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2013).

(d)(10)
Employment Agreement, dated as of August 1, 2013, by and between Bravo Brio Restaurant Group, Inc. and Brian T. O'Malley (incorporated by reference from Exhibit 10.1 to the Current Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2013).

(g)	None.

(h)	None.